Filing Pursuant to Rule 424(b)(3)
Registration Statement No. 333-155383

Prospectus Supplement dated October 23, 2009
(To Prospectus dated November 14, 2008)

To Persons Eligible to Participate in Vectren Corporation’s Automatic Dividend Reinvestment and Stock Purchase Plan,

This is a prospectus supplement to the Prospectus dated November 14, 2008, (the “Prospectus”), which relates to Vectren Corporation’s Automatic Dividend Reinvestment and Stock Purchase Plan (the “Plan”).

Change of Agent

Vectren Corporation (“Vectren”) appointed Wells Fargo Bank, N.A. as its new Transfer Agent, Registrar, Dividend Disbursing Agent, and Agent of the Plan (the “Agent”), effective October 23, 2009. Wells Fargo Bank, N.A. replaces National City Bank as Agent of the Plan. As a result, all references in the Prospectus to the agent are changed to Wells Fargo Bank, N.A.

Inquiries about the Plan or your participation in the Plan

For information about the Plan, your participation in the Plan or shares in your account, you can contact the Agent in any of the following ways:

By telephone
For Vectren shareholder service, including the sale of shares: (866) 614-9636 or        (651) 450-4064 (for Participants outside of the United States). Customer service representatives are available from 7:00 A.M. to 7:00 P.M. Central Time, Monday through Friday. The interactive voice response system is available 24 hours a day, 7 days a week.

By Internet
For Plan Prospectus, enrollment, requests to sell, other inquiries or forms or requests to initiate certain account transactions: www.shareowneronline.com. To sign up and establish a Username and Password, you will need your 10-digit Wells Fargo Account Number.

To activate your account, go to www.shareowneronline.com and click "First Time Visitor Sign On", then click "Continue”. Follow the instructions to enroll. Once you have successfully signed up, you will be able to access your account immediately. You will receive written confirmation by mail that your account has been activated for online access. Accounts that are registered in the name of an Investment Club, Corporation, or Partnership will not be allowed online access (Please note: additional access restrictions may apply).

By mail	For inquiries regarding the Plan, including optional cash investments, sales, transfers, deposits or withdrawals:

Please be sure to include Vectren and your account number	Mailing Address: Wells Fargo Shareowner Services P.O. Box 64856 St. Paul, MN 55164-0856	or	For Certified/Overnight Mail: Wells Fargo Shareowner Services 161 North Concord Exchange South St. Paul, MN 55075-1139

Additional Changes to the Plan

Also, effective October 23, 2009, and in conjunction with the appointment of Wells Fargo Bank, N.A. as the new Agent, several changes were made to the Plan pursuant to the right to make such changes as described in question 41.

•	All references in the Plan related to the enrollment authorization form shall be amended to refer to an Account Authorization Form.

•	Any cash investments made by electronic funds transfer or check drawn on a U.S. bank shall be made payable to “Shareowner Services.”

•	Participants will be charged a $25.00 return fee on any unpaid returned checks.

•
The fee for selling shares through the Plan has increased from $10 per transaction to $15 per transaction.  Also, the brokerage commission to sell shares through the Plan has increased from $0.035 per share to $0.10 per share.

•	Investors wishing to make an initial purchase of Vectren common stock through the Plan will be charged a $10 enrollment fee.

•	The answer to question 31 has been replaced in its entirety by the following:

In administering the Plan, neither Vectren, the Agent nor any independent agent is liable for any good faith act or omission to act, including but not limited to any claim of liability (i) arising out of the failure to terminate a Participant’s account upon such Participant’s death prior to receipt of a notice in writing of such death, (ii) with respect to the prices or times at which shares are purchased or sold, or (iii) as to the value of the shares acquired for Participants. Selling Participants should be aware that the share price of Vectren common stock may fall or rise during the period between a request for sale, its receipt by the Agent, and the ultimate sale in the open market. You should evaluate these possibilities while deciding whether and when to sell any shares through the Plan. The price risk will be borne solely by you.

The Agent is authorized to choose a broker/dealer, including an affiliated broker/dealer, at its sole discretion to facilitate purchases and sales of common stock by Plan Participants. The Agent will furnish the name of the registered broker/dealer, including any affiliated broker/dealer, utilized in share transactions within a reasonable time upon written request from the Participant. The Agent is acting solely as agent of Vectren and owes no duties, fiduciary or otherwise, to any other person by reason of this Plan, and no implied duties, fiduciary or otherwise, shall be read into this Plan. The Agent undertakes to perform such duties and only such duties as are expressly set forth herein to be performed by it and no implied covenants or obligations shall be read into this Plan against the Agent or Vectren. In the absence of negligence or willful misconduct on its part, the Agent, whether acting directly or through agents or attorneys, shall not be liable for any action taken, suffered, or omitted or for any error of judgment made by it in the performance of its duties hereunder. In no event shall the Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profit), even if the Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

The Agent shall: (i) not be required to and shall make no representations and have no responsibilities as to the validity, accuracy, value or genuineness of any signatures or endorsements, other than its own; and (ii) not be obligated to take any legal action hereunder that might, in its judgment, involve any expense or liability, unless it has been furnished with reasonable indemnity. The Agent shall not be responsible or liable for any failure or delay in the performance of its obligations under this Plan arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God, earthquakes, fires, floods, wars, civil or military disturbances, sabotage, epidemics, riots, interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications services, accidents, labor disputes, acts of civil or military authority or governmental actions; it being understood that the Agent shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

This letter constitutes part of your Prospectus for the Plan and we suggest that you retain it for future reference.